UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 21, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Myogen, Inc.

File Nos. 333-108301 & 000-50438 - CF#30226

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Gilead Sciences, Inc. (successor to Myogen, Inc.) submitted an application under Rule 406 of the Securities Act and Rule 24b-2 of the Securities Exchange Act requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 28, 2003, a Form 8-K filed on May 26, 2005 and a Form 10-Q filed on August 9, 2006.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.24	S-1	August 28, 2003	through October 8, 2018
10.25	S-1	August 28, 2003	through October 8, 2018
10.40	8-K	May 26, 2005	through October 8, 2018
10.41	8-K	May 26, 2005	through October 8, 2018
10.39	10-Q	August 9, 2006	through October 8, 2018
10.40	10-Q	August 9, 2006	through October 8, 2018
10.41	10-Q	August 9, 2006	through October 8, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary